Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number +1-202-636-5804	E-mail Address jbonnie@stblaw.com

VIA EDGAR

September 29, 2017

Re:	LM Ericsson Telephone Company Form 20-F for Fiscal Year Ended December 31, 2016 Filed April 26, 2017 File No. 001-12033

Robert Shapiro

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Shapiro:

I am writing on behalf of Telefonaktiebolaget LM Ericsson (“Ericsson”) to request that Ericsson be permitted to respond by October 27, 2017 to your letter dated September 28, 2017 regarding the Securities and Exchange Commission Staff’s review of Ericsson’s Form 20-F for the Fiscal Year Ended December 31, 2016 filed on April 26, 2017. Ericsson requests the additional ten business days to permit it to complete the preparation and review of the requested response.

Please do not hesitate to call me at (202) 636-5804 with any questions.

Very truly yours,

/s/ Joshua Ford Bonnie
Joshua Ford Bonnie

cc: Maria Larsson

NEW YORK     BEIJING      HONG KONG     HOUSTON     LONDON     LOS ANGELES     PALO ALTO     SÃO PAULO     SEOUL     TOKYO